Exhibit 99.1

28 February 2024
Nexxen International Ltd
("Nexxen" or the "Company")

Nexxen Reaches Favorable Settlement Agreement with Alphonso Inc. and LG Electronics, Inc. and
Enters into Multi-Year Strategic Partnership

Alphonso to adopt Nexxen’s data-driven tools, with Nexxen gaining access to LG Electronics’ premium streaming inventory

Nexxen International Ltd. (AIM/NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, unified advertising technology platform with deep expertise in video and Connected TV (“CTV”), today announced it has reached a settlement agreement and launched a three-year strategic partnership with Alphonso Inc. and LG Electronics, Inc. (“LGE”).

The executed settlement agreement includes a cash component and a commercial strategic partnership that resolves the disputes underlying the complaints, thus concluding the parties’ litigation.

Alphonso will grant Nexxen access to monetize a portion of LG’s premium CTV inventory and will also leverage Nexxen’s data-driven discovery and segmentation tools.

“This agreement marks the start of a strategic partnership between two global leaders in the CTV sphere. Nexxen’s access to LG’s CTV media is a boon for advertisers looking for engaged audiences, unique reach, and global scale across millions of screens. In turn, Nexxen’s platform and data-driven tools augment LG’s own advertising, unlocking unique insights to drive more precise and actionable campaign strategies. I look forward to building a solid strategic partnership between our companies and am pleased to have put these legal issues behind us,” said Ofer Druker, CEO of Nexxen International.

“We are happy to have resolved these legal issues and to provide Nexxen access to some of our premium owned and operated inventory on LG Channels,” said Serge Matta, President of Global Ad Sales at Alphonso. “We are pleased to focus on cooperation over the coming years.”

About Alphonso Inc.

Alphonso is a global leader in connected TV and cross-screen advertising, helping brands find hard-to-get unduplicated reach at optimal frequency across the fragmented streaming TV landscape. We bring together LG’s years of experience in delivering world-class smart TVs to consumers worldwide with big TV audience data and Video AI designed to connect brands with audiences across all screens.

About Nexxen International

Nexxen International empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be. For more information, visit nexxen.com.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN).

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob / Aisling Fitzgerald
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen International, or any of its affiliates, identify forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements including, without limitation, statements regarding anticipated benefits of the LGE and Alphonso partnership and settlement, or any other partnership, settlements, our tech stack, and any other offerings of Nexxen and any affiliates. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance, or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 7, 2023. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.